Form 11-K

                        SECURITY AND EXCHANGE COMMISSION
                             Washington, D.C.  20549


   [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

   For the fiscal year end December 31, 1996

                                       OR

   [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


   For the transition period from                   to


   Commission file number 33-35311


   A. Full title of the plan and the address of the plan, if different from that of the issuer named below:


                   Holiday Rambler Employees' Retirement Plan


   B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:


                              Harley-Davidson, Inc.
                             3700 West Juneau Avenue
                           Milwaukee, Wisconsin 53208

                              REQUIRED INFORMATION

   1.   Not applicable.

   2.   Not applicable.

   3.   Not applicable.

   4. The Holiday Rambler Employees' Retirement Plan (the "Plan") is subject to the requirements of the Employee Retirement Income Security Act of 1974 ("ERISA"). Attached hereto is a copy of the most recent financial statements and schedules of the Plan prepared in accordance with the financial reporting requirements of ERISA.


   Exhibits

   23   Consent of Independent Auditors

                                 Holiday Rambler
                           Employees' Retirement Plan

                              Financial Statements
                           and Supplemental Schedules


                     Years ended December 31, 1996 and 1995




                                    Contents

   Report of Independent Auditors  . . . . . . . . . . . . . . . . . . . .  5

   Financial Statements

   Statements of Net Assets Available for Plan Benefits  . . . . . . . .  6-7
   Statements of Changes in Net Assets Available for Plan
     Benefits  . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  8-9
   Notes to Financial Statements . . . . . . . . . . . . . . . . . . .  10-14


   Supplemental Schedules

   Assets Held for Investment  . . . . . . . . . . . . . . . . . . . . .   15
   Transactions or Series of Transactions in Excess of 5
     Percent of the Current Value of Plan Assets . . . . . . . . . . . .   16

                Report of Ernst & Young LLP, Independent Auditors


   Holiday Rambler LLC
     Employees' Retirement Plan Committee

   We have audited the accompanying statements of net assets available for plan benefits of Holiday Rambler Employees' Retirement Plan (the Plan) as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan at December 31, 1996 and 1995, and the changes in its net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedules of assets held for investment as of December 31, 1996, and transactions or series of transactions in excess of 5 percent of the current value of the plan assets for the year then ended, are presented for purposes of complying with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, and are not a required part of the basic financial statements. The fund information in the statements of net assets available for plan benefits and the statements of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


   Milwaukee, Wisconsin                                   ERNST & YOUNG LLP
   May 9, 1997

                                                           Holiday Rambler
                                                     Employees' Retirement Plan
                                                      Statement of Net Assets
                                                     Available for Plan Benefits
                                                          December 31, 1996
                                                                                                          Harley-
                                                Diversified                     Growth                 Davidson,Inc.
                                                   Equity          MaGic+       Equity     Balanced        Common
                                       Total        Fund            Fund         Fund        Fund        Stock Fund
   ASSETS

   Investments:
    Investments in securities of
     unaffiliated issuers, at
     fair value (Note 3):
      Common trust funds          $10,877,436   $2,365,959      $3,315,908   $1,752,807  $1,691,366        $   28,821

   Investments in securities
    of affiliated issuers,
    at fair value (Note 6):
     Harley-Davidson, Inc.
     Common Stock                   9,838,980           -               -            -           -          9,838,980

   Participant Loans                  743,482           -               -            -           -                 -
                                   ----------    ---------       ---------    ---------   ---------        ---------
   Total investments               21,459,898    2,365,959       3,315,908    1,752,807   1,691,366         9,867,801

   Cash                                72,959       12,497          60,462           -           -                 -

   Employer contribution
    receivable                        726,702      139,609         309,525       83,177      58,790           25,317

   Accrued interest and
    dividends                         174,527          719           1,798          505          -           133,435
                                   ----------    ---------       ---------    ---------   ---------        ---------
   Total Assets                    22,434,086    2,518,784       3,687,693    1,836,489   1,750,156       10,026,553

   LIABILITIES
   Accounts payable                   216,842           62           8,800       13,956      17,868          113,507
                                   ----------    ---------       ---------    ---------   ---------        ---------
   Net assets available
    for plan benefits             $22,217,244   $2,518,722      $3,678,893   $1,822,533  $1,732,288       $9,913,046
                                   ==========    =========       =========    =========   =========        =========

                                                   Fidelity
                                 International      Contra      Participant
                                     Fund            Fund          Loans
   ASSETS

   Investments:
    Investments in securities
     of unaffiliated issuers,
     at fair value (Note 3):
      Common trust funds             $693,815   $1,028,760       $      -

   Investments in securities of
    affiliated issuers, at fair
    value (Note 6): Harley-
    Davidson, Inc. Common Stock            -            -               -

   Participant Loans                       -            -          743,482
                                   ----------   ----------       ---------
   Total investments                  693,815    1,028,760         743,482

   Cash                                    -            -               -

   Employer contribution
    receivable                         42,180       68,104              -

   Accrued interest and
    dividends                           1,824           -           36,246
                                   ----------    ---------       ---------
   Total Assets                       737,819    1,096,864         779,728

   LIABILITIES
   Accounts payable                    11,891        6,523          44,235
                                   ----------    ---------       ---------
   Net assets available
    for plan benefits                $725,928   $1,090,341        $735,493
                                    =========    =========       =========


                             See accompanying notes.

                                                           Holiday Rambler
                                                     Employees' Retirement Plan
                                                      Statement of Net Assets
                                                     Available for Plan Benefits
                                                          December 31, 1995
                                                                                                      Harley-
                                              Diversified                  Growth                   Davidson,Inc.
                                                 Equity        MaGic+      Equity    Balanced         Common
                                    Total         Fund          Fund        Fund       Fund          Stock Fund
   ASSETS

   Investments:
     Investments in securities
      of unaffiliated issuers,
      at fair value (Note 3):
       Common trust funds       $22,505,747    $3,752,225  $ 9,999,569   $3,128,175   $2,841,509     $   118,935

   Investments in securities
    of affiliated issuers,
     at fair value (Note 6):
     Harley-Davidson, Inc.
       Common Stock              14,676,128            -            -            -            -       14,676,128
   Participant Loans              2,120,884            -            -            -            -               -

   Investment in insurance
    company guaranteed
    investment contracts, at
     contract value (Note 4)        500,000            -       500,000           -            -               -
                                 ----------     ---------   ----------    ---------    ---------      ----------
   Total investments             39,802,759     3,752,225   10,499,569    3,128,175    2,841,509      14,795,063

   Cash                              14,810         3,117            -        1,890          922               -

   Employer contribution
    receivable                    1,609,507       154,055      430,302      129,088      109,313         603,724

   Accrued interest and
    dividends                       189,255            13       30,036           10           10         158,074
                                 ----------     ---------   ----------    ---------    ---------      ----------
   Total Assets                  41,616,331     3,909,410   10,959,907    3,259,163    2,951,754      15,556,861

   LIABILITIES
   Accounts payable                  84,720         3,116          608        1,890          923          68,200
                                 ----------     ---------   ----------    ---------    ---------      ----------
   Net assets available
    for plan benefits           $41,531,611    $3,906,294  $10,959,299   $3,257,273   $2,950,831     $15,488,661
                                 ==========     =========   ==========    =========    =========      ==========

                                                 Fidelity
                              International       Contra   Participant
                                  Fund             Fund       Loans
   ASSETS

   Investments:
     Investments in securities
    of unaffiliated issuers,
      at fair value (Note 3):
     Common trust funds          $1,292,083    $1,373,251    $     -

   Investments in securities
    of affiliated issuers,
     at fair value (Note 6):
    Harley-Davidson, Inc.
     Common Stock                        -             -           -

   Participant Loans                     -             -     2,120,884

   Investment in insurance
    company guaranteed
    investment contracts, at
     contract value (Note 4)             -             -            -
                                 ----------     ---------    ---------
   Total investments              1,292,083     1,373,251    2,120,884

   Cash                                  -          1,743        7,138

   Employer contribution
    receivable                      101,939        81,086           -

   Accrued interest and
    dividends                         1,108             4           -
                                 ----------     ---------   ----------
   Total Assets                   1,395,130     1,456,084    2,128,022

   LIABILITIES
   Accounts payable                   1,102         1,743        7,138
                                 ----------     ---------   ----------
   Net assets available for
    plan benefits                $1,394,028    $1,454,341   $2,120,884
                                 ==========     =========   ==========


                             See accompanying notes.

                                                           Holiday Rambler
                                                     Employees' Retirement Plan
                                                 Statement of Changes in Net Assets
                                                     Available for Plan Benefits
                                                    Year Ended December 31, 1996
                                                                                                       Harley-
                                              Diversified                   Growth                  Davidson, Inc.
                                                 Equity       MaGic+        Equity     Balanced        Common
                                   Total          Fund         Fund          Fund        Fund         Stock Fund

   Additions:
     Investment income:
       Net appreciation in
        fair value of
        investments
        (Note 3):            $  8,515,331     $  525,981   $  293,672    $  365,708  $  162,928       $ 6,914,413
       Interest and
        dividends                 340,111         37,739       60,091        17,551      75,521            66,095
                               ----------      ---------    ---------     ---------   ---------        ----------
      Net investment
       income                   8,855,442        563,720      353,763       383,259     238,449         6,980,508

   Contributions:
     Employer                     727,249        139,609      309,525        83,396      59,118            25,317
     Participants               1,832,337        209,577      426,540       168,691     127,302           653,133
                               ----------      ---------    ---------    ----------  ----------        ----------
                                2,559,586        349,186      736,065       252,087     186,420           678,450
                               ----------      ---------    ---------    ----------  ----------        ----------
     Total additions           11,415,028        912,906    1,089,828       635,346     424,869         7,658,958

   Deductions:
     Benefit and withdrawal
      payments                (30,693,741)    (2,578,811)  (8,406,820)   (1,970,557) (1,750,544)      (12,680,903)
     Administrative
      expenses                    (35,654)          (935)      (2,446)         (755)       (796)          (30,055)
     Net transfers in
      (out)                             -        279,268       39,032       (98,774)    107,928          (523,615)
                               ----------      ---------    ---------    ----------  ----------        ----------
     Total deductions         (30,729,395)    (2,300,478)  (8,370,234)   (2,070,086) (1,643,412)      (13,234,573)
                               ----------      ---------    ---------    ----------  ----------        ----------
   Net increase (decrease)    (19,314,367)    (1,387,572)  (7,280,406)   (1,434,740) (1,218,543)       (5,575,615)
   Net assets available
    for plan benefits
     at beginning of year      41,531,611      3,906,294   10,959,299     3,257,273   2,950,831        15,488,661
                               ----------      ---------    ---------    ----------  ----------        ----------
   Net assets available
    for plan benefits
     at end of year           $22,217,244     $2,518,722   $3,678,893    $1,822,533  $1,732,288        $9,913,046
                               ==========     ==========    =========    ==========  ==========        ==========

                                                 Fidelity
                             International        Contra   Participant
                                 Fund              Fund       Loans

   Additions:
     Investment income:
       Net appreciation in
        fair value of
        investments
        (Note 3):                $ 51,308      $ 201,321    $      -
       Interest and
        dividends                   2,390           (583)      81,307
                                 --------       --------     --------
      Net investment income        53,698        200,738       81,307

   Contributions:
     Employer                      42,180         68,104           -
     Participants                 120,287        126,807           -
                                 --------       --------     --------
                                  162,467        194,911           -
                                 --------       --------     --------
     Total additions              216,165        395,649       81,307

   Deductions:
     Benefit and withdrawal
      payments                   (733,304)    (1,049,748)  (1,523,054)
     Administrative expenses         (300)          (367)          -
     Net transfers in
      (out)                      (150,661)       290,466       56,356
                                 --------       --------    ---------
     Total deductions            (884,265)      (759,649)  (1,466,698)
                                 --------       --------    ---------
   Net increase (decrease)       (668,100)      (364,000)  (1,385,391)
   Net assets available for
    plan benefits at
    beginning of year           1,394,028      1,454,341    2,120,884
                                ---------      ---------    ---------
   Net assets available
    for plan benefits
     at end of year              $725,928     $1,090,341     $735,493
                                =========     ==========    =========


                             See accompanying notes.

                                                           Holiday Rambler
                                                     Employees' Retirement Plan
                                                 Statement of Changes in Net Assets
                                                     Available for Plan Benefits
                                                    Year Ended December 31, 1995

                                                                                                           Harley-
                                               Diversified                     Growth                  Davidson, Inc.
                                                  Equity        MaGic+         Equity      Balanced        Common
                                     Total         Fund          Fund           Fund         Fund        Stock Fund
   Additions:
     Investment income:
       Net appreciation in
        fair value of
        investments
        (Note 3):                $2,956,479    $  751,879    $  605,053     $  583,978   $  433,686      $   476,560
       Interest and dividends       517,857        78,561        57,681         43,875       93,242           84,821
                                  ---------     ---------     ---------      ---------    ---------       ----------
      Net investment income       3,474,336       830,440       662,734        627,853      526,928          561,381

   Contributions:
     Employer                     1,609,507       154,055       430,302        129,088      109,313          603,724
     Participants                 4,167,948       429,506       962,512        410,196      263,167        1,584,573
                                  ---------     ---------     ---------      ---------    ---------       ----------
                                  5,777,455       583,561     1,392,814        539,284      372,480        2,188,297
                                  ---------     ---------     ---------      ---------    ---------       ----------
     Total additions              9,251,791     1,414,001     2,055,548      1,167,137      899,408        2,749,678

   Deductions:
     Benefit and withdrawal
      payments                   (2,077,282)     (148,641)     (870,536)      (124,866)     (88,275)        (656,572)
     Administrative expenses       (113,920)      (14,867)      (34,800)       (13,720)      (8,492)         (35,787)
     Net transfers in (out)               -       347,774       (66,377)      (211,364)     294,254       (1,039,336)
                                 ----------     ---------     ---------      ---------    ---------       ----------
     Total deductions            (2,191,202)      184,266      (971,713)      (349,950)     197,487       (1,731,695)
                                 ----------     ---------     ---------      ---------    ---------       ----------
   Net increase (decrease)        7,060,589     1,598,267     1,083,835        817,187    1,096,895        1,017,983
   Net assets available for
    plan benefits at
     beginning of year           34,471,022     2,308,027     9,875,464      2,440,086    1,853,936       14,470,678
                                -----------     ---------     ---------      ---------    ---------       ----------

   Net assets available
    for plan benefits
     at end of year             $41,531,611    $3,906,294   $10,959,299     $3,257,273   $2,950,831      $15,488,661
                                ===========    ==========   ===========     ==========   ==========       ==========

                                                  Fidelity
                               International       Contra    Participant
                                   Fund             Fund        Loans

   Additions:
     Investment income:
       Net appreciation in
       fair value of
       investments (Note 3):     $   69,765    $   35,558    $       -
       Interest and dividends           751             4       158,922
                                  ---------     ---------     ---------
      Net investment income          70,516        35,562       158,922
   Contributions:
     Employer                       101,939        81,086            -
     Participants                   344,882       173,112            -
                                  ---------    ----------    ----------
                                    446,821       254,198            -
                                  ---------    ----------    ----------
     Total additions                517,337       289,760       158,922

   Deductions:
     Benefit and withdrawal
     payments                       (70,578)          (36)     (117,778)
     Administrative expenses         (5,235)       (1,019)           -
     Net transfers in (out)        (747,481)    1,165,636       256,894
                                  ---------    ----------     ---------
     Total deductions              (823,294)    1,164,581       139,116
                                  ---------    ----------     ---------
   Net increase (decrease)         (305,957)    1,454,341       298,038
   Net assets available for
    plan benefits
     at beginning of year         1,699,985            -      1,822,846
                                  ---------     ---------     ---------
   Net assets available
    for plan benefits
     at end of year              $1,394,028    $1,454,341    $2,120,884
                                  =========     =========     =========

                             See accompanying notes.

                                 Holiday Rambler
                           Employees' Retirement Plan

                          Notes to Financial Statements

                                December 31, 1996

   1. Plan Description

   General

   The Holiday Rambler Employees' Retirement Plan (the "Plan") is a contributory defined contribution plan that covers substantially all employees of Holiday Rambler LLC (the "Company"), which was a wholly owned subsidiary of Harley Davidson, Inc. During 1996, Harley-Davidson, Inc. sold substantially all of the assets and related operations of Holiday Rambler LLC (the "Holiday Rambler disposition"). All participants whose employment was terminated as a result of the Holiday Rambler disposition, became 100% vested in the balance of their account attributable to the Company's contributions. At December 31, 1996, some former Holiday Rambler LLC employees are still in the process of transferring their account balances to the Plan(s) of their current employers. Participants should refer to the Plan Agreement or Summary Plan Description booklet for a complete description of the Plan.

   Company and Participant Contributions

   Participants may elect to have up to 16%, up to a limit of $9,500 in 1996, of their compensation contributed to the Plan on a tax-deferred basis under Section 401(k) of the Internal Revenue Code. These contributions are excluded from the participant's current wages for federal income tax purposes. No federal income tax is paid on the tax-deferred contributions and earnings thereon until they are withdrawn from the Plan by the participant.

   Matching Company contributions are made equal to 100% of the participant deferral contributions up to 3% of participant compensation, net of forfeitures, provided the Company is not in a negative retained earnings position. In the event the Company has negative retained earnings, the Company, at its discretion, may make a matching employer contribution in such amounts as the Company shall determine. The Company, at its discretion, also may make matching contributions in excess of 3% of participant compensation for any plan year in which the Company has net income. There were no discretionary Company contributions made in 1996 or 1995.

   Participant Accounts

   Each participant's account is credited with the participant's contribution, the related Company contribution and earnings thereon. The account is charged for benefit payments and administrative expenses. Forfeitures of terminated participants' nonvested accounts revert to the Company to be used to reduce future contributions. Funds in a participant's account can be directed by the participant in any one or combination of the following funds: MaGic+Fund, Diversified Equity Fund, Growth Equity Fund, Balanced Fund, Fidelity Contra Fund, International Fund, and Harley-Davidson, Inc. Common Stock Fund.

   Vesting

   Participants eligible to participate prior to January 1, 1991, are vested 100% in the balance of their account attributable to Company contributions. Participants eligible to participate on or after January 1, 1991, vest 20% per year of service in the balance of their account attributable to Company contributions. Participants are always 100% vested in the balance of their account attributable to their contributions.

   All participants whose employment was terminated as a result of the Holiday Rambler disposition, became 100% vested in the balance of their account attributable to Company's contributions.

   Benefit Payments and Withdrawals

   Upon normal retirement at or after age 65; death or disability, if earlier; or termination of employment (regarding vested benefits), the balance in the participant's account is paid to the participant or the participant's beneficiary either in a lump sum, in installments over a fixed period, or by transfer to another qualified plan. Withdrawals are also permitted for financial hardship.

   Eligible employees may take out a loan to the lesser of $50,000 or 50% of their vested benefits. Any such loan shall be repaid, with interest, over a period not to exceed five years unless the loan is used to purchase a principal residence.

   Administrative Expenses

   The Plan pays for substantially all of the Plan's administrative expenses. Expenses not paid by the Plan are paid by the Company.

   Income Tax Status

   The Internal Revenue Service informed the Company on May 1, 1995, that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the "Code"). As such, the Plan and related trust are exempt from federal income taxes under the provisions of Section 501(a) of the Code. The Company is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

   The Plan is intended to satisfy the requirements under Section 404(c) of the Employer Retirement Income Security Act of 1974, and therefore, provides that participants may choose to direct their contributions and/or all or part of their account balances among any of the Plan's seven investment alternatives every day.

   2. Summary of Significant Accounting Policies

   Investments

   Investments in common trust funds are valued at fair value, determined by using the quoted redemption prices reported by the issuer on the last business day of the year. The Plan's investment in Harley-Davidson, Inc. common stock is valued at fair value by using its quoted market price reported on the last business day of the year. Participant loans are valued at their unpaid principal balance, which approximates fair value.

   Insurance company guaranteed investment contracts are valued at contract value as reported by the insurance company. Contract value represents contributions made under the contract, plus interest at the contract rate, less funds used to pay benefits and expenses.

   Contributions

   Participant contributions are recorded in the period the participant incurs the salary reduction. Company contributions are accrued in the period in which they become obligations of the Company in accordance with terms of the Plan.

   Use of estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

   3. Investments

   The Plan's investments, except for its unallocated insurance contracts (see Note 4), are held by Society National Bank, Indiana (the "Trustee") and Society Trust Company, N.A. under a trust agreement effective October 21, 1985. During 1995 and 1994, investments held by the Plan (including investments bought, sold, as well as held during the year) appreciated in fair value as follows:


                                      Net Appreciation in Fair Value
                                          Year ended December 31
                                               1996           1995

   Common trust funds                      $1,600,918     $2,479,919
   Harley-Davidson, Inc. common stock       6,914,413        476,560
                                           ----------     ----------
                                           $8,515,331     $2,956,479
                                           ==========     ==========

   The fair value of individual investments that represent 5% or more of the Plan's net assets are as follows:

                                                  December 31
                                              1996           1995
   Common Trust Funds:
     MaGic+ Fund                          $ 3,315,908    $ 9,999,569
     Victory Value Fund                     2,365,959      3,752,225
     Victory International Growth Fund        693,815      1,292,083
     American Balanced Fund                 1,691,366      2,841,509
     Victory Special Value Fund             1,752,807      3,128,175
     Fidelity ContraFund                    1,028,760      1,373,251

   Harley-Davidson, Inc. Common Stock       9,838,980     14,676,128

   4. Insurance Company Contracts

   The contract values of insurance company contracts owned by the Plan are summarized as follows:

                                                    December 31
                                                1996          1995
   Guaranteed investment contracts:

     John Alden Life, due
       May 16, 1996, 9.38%                    $       -     $500,000
                                               ========     ========

   The guaranteed investment contracts are subject to restrictions on early withdrawal that include varying early withdrawal penalties. The estimated fair value of that contract approximates its contract value. The average yields on the insurance company investment contracts were the same as their crediting rates shown above.

   5. Plan Termination

   The Company is considering merging the Plan with a Harley-Davidson, Inc. retirement plan; however, no timetable has been established for the merger or termination of the Plan. All participants whose employment was terminated as a result of the Holiday Rambler disposition, became 100% vested in the balance of their account attributable to the Company's contributions.

   6. Transactions with Parties-In-Interest

   The following Harley-Davidson, Inc. common stock transactions occurred during the years ended December 31, 1996 and 1995:

                                                 1996        1995
   Shares held at beginning of year            510,474      495,587
   Shares purchased                             81,014      132,149
   Shares sold                                (382,285)    (111,370)
   Distributions and other                         137       (5,892)
                                              --------     --------
   Shares held at end of year                  209,340      510,474
                                              ========     ========

   All purchase and sale transactions were executed at market value on the transaction dates. The Plan received dividends of $60,447 on Harley-Davidson, Inc. common stock in 1996 and $95,082 in 1995.

                                   SIGNATURES


   Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed by the undersigned thereunto duly authorized.


                                          Holiday Rambler
                                          Employees' Retirement Plan



   Date:  June 27, 1997                   By: /S/ James L. Ziemer
                                              James L. Ziemer
                                              Vice President

                             SUPPLEMENTAL SCHEDULES


                                 Holiday Rambler
                           Employees' Retirement Plan
                           Assets Held for Investment

                                December 31, 1996

                                                                     Current
       Description                    Shares          Cost            Value

   Unaffiliated issuers:
    Common trust funds:
      Victory Value Fund              166,149     $ 1,897,089    $ 2,365,959
      MaGic+ Fund                     289,695       3,100,074      3,315,908
      American Balanced Fund          116,245       1,584,285      1,691,366
      Victory International
       Growth Fund                     53,247         651,938        693,815
      Victory Money Market Fund        28,821          28,821         28,821
      Victory Special Value Fund      127,015       1,447,869      1,752,807
      Fidelity ContraFund              84,165         887,796      1,028,760
                                                    ---------     ----------
                                                    9,597,872     10,877,436
   Affiliated issuer:
    Harley-Davidson, Inc.
    Common Stock                      209,340       5,023,901      9,838,980

   Participant loans                                      -          743,482
                                                   ----------     ----------
    Total Investments                             $14,621,773    $21,459,898
                                                   ==========     ==========

                                                           Holiday Rambler
                                                     Employees' Retirement Plan

                                    Transactions or Series of Transactions in Excess of 5 Percent
                                                 of the Current Value of Plan assets

                                                    Year ended December 31, 1996

                                 Number of       Number of          Cost of          Proceeds
                                 Purchase          Sales           Purchases        From Sales           Cost of       Gain
   Transaction Description     Transactions     Transactions    During the Year   During the Year         Sales*   On Disposals*

   Category(iii)--
    Series of transactions:
   Money Market Fund                  276              281         $11,404,204       $11,427,287       $11,427,287      $      -
   Victory Value Fund                  86               68             999,805         2,809,702         2,310,338        499,364
    Discretionary
   Victory Special Value Fund
    Discretionary                      75               73             811,239         2,325,779         1,919,040        406,739
   American Balanced Fund              76               66             631,636         1,944,706         1,850,128         94,578
   Prism - Magic Fund                  74               88           1,664,879         8,642,212         8,328,492        313,720
   Fidelity ContraFund                 77               54             928,495         1,465,044         1,387,891         77,153

   Harley-Davidson, Inc.
    Common Stock                      133              156           3,039,040         3,414,178         1,901,670      1,512,508

   There were no Category (i), (ii) or (iv) reportable transactions during 1996.

   *Based on historical cost


                         EXHIBIT INDEX

   Exhibit No.        Description

       23           Consent of Independent Auditors